Exhibit (h)(4)

EXHIBIT A
DELEGATED DUTIES

Amended and Restated as of July 5, 2006

Consistent with the services provided by the Transfer Agent and with respect to the ownership of shares in the Fund for which the Transfer Agent maintains the applicable shareholder information, the Transfer Agent shall:

1.	Submit all new account and registration maintenance transactions through the Office of Foreign Assets Control (“OFAC”) database and such other lists or databases of trade restricted individuals or entities as may be required from time to time by applicable regulatory authorities.

2.	Submit special payee checks through the OFAC database.

3.	Review redemption transactions that occur within thirty (30) days of account establishment or maintenance.

4.	Review wires sent pursuant to banking instructions other than those on file with the Transfer Agent.

5.	Review accounts with small balances followed by large purchases.

6.	Review accounts with frequent activity within a specified date range followed by a large redemption.

7.	On a daily basis, review purchase and redemption activity per tax identification number (“TIN”) within the Funds to determine if activity for that TIN exceeded the $100,000 threshold on any given day.

8.	Compare all new accounts and registration maintenance through the Known Offenders database and notify the Fund of any match.

9.	Monitor and track cash equivalents under $10,000 for a rolling twelve-month period and file IRS Form 8300 and issue the shareholder notices required by the IRS.

10.	Determine when a suspicious activity report (“SAR”) should be filed as required by regulations applicable to mutual funds; prepare and file the SAR based upon the criteria noted in 3-8 above and as otherwise determined by the Fund. Provide the Fund with a copy of the SAR within a reasonable time after filing; notify the Fund if any further communication is received from U.S. Department of the Treasury or other law enforcement agencies regarding the SAR.

11.	Compare account information to any FinCEN request received by the Fund and provided to the Transfer Agent pursuant to Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”) Sec. 314(a). Provide the Fund with documents/information necessary to respond to requests under USA PATRIOT Act Sec. 314(a) within required time frames.

12.	(i) Verify the identity of any person seeking to open an account with the Fund, (ii) Maintain records of the information used to verify the person’s identity and (iii) Determine whether the person appears on any lists of known or suspected terrorists or terrorists organizations provided to the Fund by any government agency.

EXHIBIT A
DELEGATED DUTIES

Amended and Restated as of July 5, 2006
(continued)

13.	Conduct due diligence for new correspondent accounts for foreign financial institutions (as defined in 31 C.F.R. 103.175). Denote foreign correspondent accounts with a distinct social code at account set-up when account set-up is performed by the Transfer Agent or, if account set-up is performed by a party other than the Transfer Agent, at such other time as required documentary evidence for a foreign correspondent account is presented in good order to the Transfer Agent. Following the opening of an account for a foreign financial institution or setting up a dealer relationship with a foreign financial institution, the Transfer Agent will perform an assessment of the money laundering risk presented by the account based on a consideration of relevant factors in accordance with applicable law and information provided by the foreign financial institution in a financial institution questionnaire. After assessing the money laundering risk and determining a risk-ranking for the account, the Transfer Agent will notify the Fund’s AML Officer of any account with a medium or above risk-ranking to obtain further instruction from the Fund. In the situation where due diligence cannot be completed with respect to an account, the Transfer Agent will contact the Fund’s AML Officer for further instruction. For any accounts opened for foreign financial institutions, a periodic review of the account activity will be performed by the Transfer Agent in order to determine consistency with information obtained about the type, purpose, and anticipated activity of the account as detailed in the financial institution questionnaire. Upon request by the Fund, generate periodic reports of foreign correspondent accounts for review by the Fund for purposes of compliance with USA PATRIOT Act, Section 312. In accordance with instructions from the Fund, conduct due diligence for existing accounts selected by the Fund for further review in accordance with the procedures set forth above. Prior to October 2, 2006, provide the Fund with a report of correspondent accounts opened prior to July 5, 2006 (“Existing Accounts”). Beginning no later than October 2, 2006, conduct additional due diligence for Existing Accounts selected by the Fund for further review in accordance with the procedures set forth above.

In the event that the Transfer Agent detects activity as a result of the foregoing procedures, which necessitates the filing by the Transfer Agent of a SAR, a Form 8300 or other similar report or notice to OFAC or other regulatory agency, then the Transfer Agent shall also immediately notify the Fund unless prohibited by applicable Law.

THE LAZARD FUNDS, INC.	BOSTON FINANCIAL DATA SERVICES, INC.

By:	By:
Carol Gilmartin, Vice President

Name: STEPHEN ST. CLAIR	Carol Gilmartin

Title: TREAS.	V.P

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